Exhibit 3.3

SIMPLICITY ESPORTS AND GAMING COMPANY

AMENDMENT TO BYLAWS

This Amendment to the Bylaws (the “Bylaws”) of Simplicity Esports and Gaming Company, as adopted by the Board of Directors pursuant to Delaware General Corporation Law, Section 141(f) and Section 4.5 of said Bylaws, is effective as of the 5th day of August, 2024.

Article II, Section 2.9 of the Bylaws, entitled “Consents in Lieu of Meeting”, be, and hereby is, deleted in its entirety and replaced with the following:

“Section 2.9. Consents in Lieu of Meeting. Unless otherwise provided by the Certificate of Incorporation and so long as any shares of the Series X Convertible Preferred Stock are outstanding any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock entitled to vote on such matters having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.”